INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

Introduction

This Management Discussion & Analysis for International Tower Hill Mines Ltd. (the “Company” or “ITH”) for the three months ended August 31, 2007 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of October 12, 2007 and should be read in conjunction with the Company’s audited consolidated financial statements and accompanying notes for the year ended May 31, 2007 and unaudited consolidated interim financial statements and accompanying notes for the three months ended August 31, 2007.  The Company’s reporting currency is the Canadian dollar, and all monetary amounts in this MD&A are expressed in Canadian dollars unless otherwise stated.  The Company was a “Venture Issuer” as defined in NI 51-102, as at May 31, 2007 and thereafter until August 3, 2007 when its common shares became listed on the American Stock Exchange.

This MD&A contains certain statements that may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding future anticipated property acquisitions, future anticipated exploration program results and the timing thereof, discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the Company’s inability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

Historical results of operations and trends that may be inferred from the following discussion and analysis may not necessarily indicate future results from operations.

This management discussion and analysis contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

Date

This MD&A reflects information available as at October 12, 2007.

Overall Performance

During the three month period ended August 31, 2007, the Company has:

  Began the drilling programs at Terra, West Tanana and Livengood Projects in Alaska.  All three of these drilling programs intersected significant gold mineralization allowing for initial resource calculations to progress on the Livengood and Terra.
  Received encouraging results from its North Bullfrog project confirming both high-grade and broad low-grade mineral systems.
  Signed a binding letter of intent with Hidefield Gold Plc. of London England. (AIM: HIF) and its partner, Mines Trust Ltd. (a private Alaskan company) to earn up to a 80% interest in the South Estelle Project in Alaska.
  Began trading on the American Stock Exchange (Symbol: “THM”) on August 3, 2007.
  Began a drilling program on its Painted Hills project in Nevada.
  Discovered new sediment hosted high-grade gold mineralization at Livengood Project in Alaska.
  Discovered new copper-gold porphyry system in its Chisna project.

The Company’s overall plans for its fiscal year ending May 31, 2008 are to proceed with its proposed 2007 exploration programs on its existing Alaskan and Nevada properties, several of which are currently underway.  The Company’s long-term goal is to discover and develop major economic mineral deposits and grow the Company through an expansion of its project portfolio.  The Company believes that it has sufficient funds to cover all of its planned exploration programs and anticipated property payments and general and administrative expenses for the fiscal year ending May 31, 2008.

Current Exploration Activities

Alaska - Sale Properties

Livengood

The primary target on the Livengood Project is a Cretaceous intrusion-related gold system, hosted in Devonian sediments and volcanics.  Mineralization has been intersected in all of the major rock units within the main surface geochemical gold anomaly, which covers approximately 4 square kilometres.  The results to date indicate the Livengood project has potential for a large, near surface, bulk tonnage gold deposit.

Drilling (Table 1) on the Livengood project during the quarter continued to expand the volcanic-hosted and sediment hosted gold mineralization as well as new gold zones in the overlying upper plate thrust block.  Hole MK-07-20 is particularly exciting because it has 17 metres of >1g/t gold in the sediments in addition to 58 metres at >1g/t gold in the volcanics.  Drilling ended on the Livengood project in early October when drilling equipment problems terminated the 2007 core drilling program prematurely.  A total of 14 core holes were completed for a total of 4,380 meters in 2007.

Table 1: Significant intercepts from Livengood drilling

(intervals using 0.25 g/t cut off)

Hole ID	From (m)	To (m)	Length (m)	Au g/t	Target
MK-07-19	32.2	40.2	8.0	0.55	Upper sediment-hosted zone
	45.5	53.0	7.5	1.49	"
	71.3	78.0	6.7	1.24	"
	119.3	133.2	14.0	0.48	"
	142.9	147.8	4.9	1.06	"
	179.5	188.1	8.6	0.55	Main volcanic zone
	189.4	200.0	10.6	0.54	"
	285.3	295.4	10.1	0.57	"
	331.7	361.0	29.3	0.60	"
	373.3	379.2	5.9	0.60	"
MK-07-20	22.7	37.2	14.5	0.42	Upper sediment-hosted zone
	42.1	59.1	17.1	1.07	"
	70.7	89.0	18.3	0.67	"
	127.1	185.1	58.0	1.19	Main volcanic zone
includes	127.1	130.6	3.5	7.33	Main volcanic zone
includes	147.8	154.2	6.4	2.69	Main volcanic zone
	190.1	195.1	5.0	0.75	Lower sediment zone
	196.0	210.6	14.6	0.81	"
MK-07-21	4.6	10.9	6.3	2.43	Upper plate ultramafic zone
includes	4.6	6.6	2.0	6.19	"
	24.6	36.6	12.0	0.38	Upper sediment-hosted zone
	57.1	61.9	4.9	1.18	"
	135.0	151.0	16.0	1.08	Main volcanic zone
	165.5	178.1	12.6	0.71	"
	185.0	198.4	13.4	0.54	"
	253.6	281.1	27.5	0.61	"

A number of core intervals have been selected for gold characterization study to augment the existing study of deep sulphide mineralization which found that the gold occurred as native gold returning an initial cyanide solubility of 62%.  An initial resource calculation for the Livengood project will be commenced when all the 2007 drill data is received, and the Company anticipates this calculation will be completed in early 2008.

Results from the 2007 drilling program and associated surface exploration have been very encouraging, establishing both the continuity of mineralization and presence of significant zones of higher grade gold.  The Livengood deposit remains open in all directions.  On that basis, plans are being developed to undertake a major resource delineation drilling program in 2008.

Coffee Dome

The target at Coffee Dome is for both high-grade veins and large, low grade intrusion related bulk tonnage gold mineralization at depth similar to the Fort Knox mine located 15 kilometres to the southwest.  To date, three significant areas of mineralization have been defined, referred to as the Zesiger, UAF Main and UAF NE targets.

During the quarter, 530 metres of trenches were excavated on the Zesiger target, as well as a number of exploration sampling cuts and drill roads on the UAF Main target.  Data from the trenches has provided insights into the structural controls on the high grade veins and targeting vectors for the deeper bulk tonnage target.  Assays are pending.

Chisna

The target of the Chisna Project is copper and gold mineralization related to porphyry-style systems of potentially Cretaceous age similar to that at the Pebble deposit.  Field work during the quarter has followed up various magnetic features previously identified in the Main Chisna target area.  The POW and the SE target area were the focus of the follow-up work late in the quarter, with the SE target returning significant mineralization associated with a gold-copper porphyry system.  Follow-up assays are pending on a number of the follow-up targets, including follow-up surface work on the SE target.

The copper-gold-silver mineralization at the SE target is hosted in intrusive rocks, which are thought to be analogues in time to those that formed the Pebble deposit 600 kilometres to the southwest and the Orange Hill deposit 80 kilometres to the southeast.  The overlying sequence of volcanic rocks hosts the world class copper Kennecott copper deposit 170 kilometres to the southeast.  A number of the SE target areas have associated historic placer gold deposits, although the area has had only very limited past surface exploration for its hard rock potential.  The available results from the Company’s first pass rock sampling of the SE target are listed in Table 2.  Assays from the more extensive follow-up sampling are still pending.

Table 2: Summary of 2007 rock samples >0.5 g/t Gold

n = 12	Copper (%)	Gold (ppm)	Silver (ppm)	Lead (ppm)	Zinc (ppm)	Molybdenum (ppm)	Bismuth (ppm)
Max	7.11	9.16	79.00	849	1700	36	107
Min	0.00	0.65	0.33	4	7	0	2
Average	0.68	2.96	12.57	133	364	10	19

West Tanana

The initial phase of diamond drilling encountered both high-grade quartz veins and broad zones of lower grade potentially stratabound mineralization.  The results successfully confirm the presence of lode gold mineralization beneath the original large soil anomaly and the presence of high-grade quartz veins (Table 3).  Work is ongoing to define the key structural and stratigraphic controls on the mineralized zone to target follow-up drill testing in the future.

The initial drill testing at West Tanana began in June and was completed in July.  The drilling has defined a shallow easterly dipping zone of broad gold mineralization.  This zone, as seen in hole WT-07-02, is approximately 30 metres wide and it was also intersected in the very tops of two holes collared to the SE.  Difficult drilling conditions within major fault zones resulted in poor recoveries in a number of the holes, all but one being lost prior to testing the proposed target zones.  The mineralized zones appear related to a series of stacked low angle shear zones.  The high angle quartz vein/breccia zones encountered in WT-07-08 may have acted as feeders to the low angle shear zones.  This possible feeder zone, which may have also been the source for the placer gold deposit immediately above and downstream from it, is the Company’s current focus on the project.

Table 3: Significant WT Drilling Results*

Hole ID	Total Depth (m)	From (m)	To (m)	Width (m)	Gold (g/t)
WT-07-02	48.92	18.29	27.74	9.45	1.14**
	including	18.29	18.59	0.30	15.6**
WT-07-03	47.29	17.83	19.57	1.74	2.99**
WT-07-07	171.91	42.77	43.28	0.51	4.13
WT-07-08	256.64	103.28	104.97	1.69	1.17
		147.22	151.49	4.27	2.47
WT-07-09	151.79	5.47	11.12	5.65	0.78

* Composites calculated using a 0.25 g/t  cutoff; with maximum 3m of internal waste.

** Core recoveries in holes WT-07-02 and WT-07-03 were poor, generally <50%.

BMP

The BMP project was explored for intrusion and skarn related deposit during the quarter, and results are still pending.

West Pogo and Gilles

No work took place during the quarter on these projects.

Alaska - Optioned Properties

LMS

The surface sampling program at LMS began in June and has continued into September, and results are pending.  A total of approximately 1900 samples were collected during the quarter.  The work focused on defining new, larger, “Camp Zone” type targets on the large LMS claim block (located 40 kilometres south of the Pogo gold mine).  A number of new areas are emerging as possible future drill targets.  Although the LMS property was scheduled for drilling in the fall of 2007, the failure of the drilling company to provide equipment and crews has forced the delay of this drilling program until the spring of 2008 at the earliest.  This delay has impacted the Company’s planed earn-in commitment for the year, although AngloGold has given the Company an extension of 5 months to meet this commitment.  The current follow-up plan will be to test new targets developing along the mineralized belt.  In addition, a resource calculation for the Camp Zone deposit is presently underway by third party consultants, and the Company anticipates that this should be complete early in 2008.

Terra

Drilling at Terra began on the 9th of June and ended on the 25th of August.  15 holes were completed for a total of 2,874 metres.  12 of the 15 holes were drilled on the Ben Zone and all holes encountered the targeted structure and vein system which remains open in all directions (Table 4).  An additional three holes were drilled on the Ice Vein located 3 kilometres to the south, and results are pending.

Table 4: Terra drill intersections which exceed 5 gram-meters using a 3 g/t gold cutoff

Hole ID	From (m)	To (m)	Thickness	Grade(g/t)	Vein
TR-06-18	125.00	125.40	0.40	14.95
	147.90	149.01	1.11	4.47	Ben
	290.62	292.20	1.58	3.77
TR-06-20	34.86	35.12	0.26	60.60
	39.62	40.25	0.63	12.80
	47.18	47.93	0.75	10.42
	49.57	50.8	1.23	4.10
	125.70	127.51	1.81	4.08
	128.58	131.34	2.76	7.72	Ben
	319.74	320.34	0.60	43.20
TR-06-21	155.49	156.65	1.16	12.22
TR-06-22	107.12	107.60	0.48	14.81
	137.60	138.38	0.78	14.51
	155.45	155.94	0.49	61.07	Ben
TR-06-23	173.64	176.63	2.99	4.57	Ben
TR-06-24	199.44	200.10	0.66	9.20	Ben
TR-06-25	162.15	163.04	0.89	25.33	Ben
	170.55	171.00	0.45	12.02
TR-06-26	52.62	53.05	0.43	18.39
	62.01	63.72	1.71	20.72	Ben
	78.74	78.94	0.20	72.30
TR-06-27	99.77	102.25	2.48	28.14	Ben
	126.36	126.66	0.30	15.95

The drill results will be used to prepare a preliminary gold resource estimate in early 2008.  A drill program is planned for 2008 to continue to expand the currently known mineralized zone in the Ben and Fish Creek areas.

The Company anticipates that, by the end of October 2007, it will have incurred sufficient expenditures to have earned a 60% interest in the Terra project from AngloGold, approximately 28 months ahead of schedule.  Following the Company having earned its 60% interest, AngloGold will have 90 days to decide whether or not to exercise its right to earn back an additional 20% interest in the project, which it may do by incurring an aggregate of USD 4,000,000 in expenditures over two years.  Should AngloGold elect not to exercise its back-in right, each of AngloGold and the Company will thereafter be responsible for its proportionate share of all further expenditures.  A party which fails to contribute its proportionate share of ongoing expenditures will be diluted, and upon a party’s interest being diluted to 10% that interest will automatically be converted into a 2% net smelter return royalty.

Alaska – Other Properties

South Estelle

On June 15, 2007, the Company signed a binding letter of intent with Hidefield Gold Plc. of London England. (AIM: HIF) and its partner, Mines Trust Ltd. (a private Alaskan company) pursuant to which ITH can earn up to a 80% interest in the South Estelle project located in southwest Alaska.  The project consists of 168 State of Alaska unpatented lode mining claims.

Field work at the South Estelle property was conducted during the quarter, targeting high-grade gold vein systems similar to those that the Company has discovered on its Terra project.  Results are pending.

Nevada Option Properties

North Bullfrog

No additional field work has been undertaken at North Bullfrog in this quarter.  However, the environmental studies required in order to carry out additional drilling on Federal lands have been completed.  The Company anticipates its phase II drilling program for the North Bullfrog project will begin early in 2008 as field activities slow down on its Alaskan projects, and that the required Federal permits should be in place in time to allow drilling to begin in January 2008.

Painted Hills

An initial phase 3 hole 1,000 metre drilling program was begun in August and is ongoing.  Early results from the initial two holes indicate very broad zones of strong chalcedonic silicification and veining commonly in excess of 50 metres wide.  A total of seven initial rush characterization samples from this high level silicification have returned anomalous gold values of up to 0.24 g/t with high trace element indicators (gold ranging from nil to 0.24 g/t).  In response to the encouraging alteration present and the results returned from the initial drill hole, the Company has staked an additional 250 claims covering the projected extent of the system, inclusive of a nearby silicic dome complex which has similar alteration and geochemistry to the area currently being drilled.  The Company is also expanding the current drilling program to continue to test the system at deeper levels.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this management discussion and analysis with respect to the Company’s mineral properties.  Mr. Pontius is the President and Chief Executive Officer of the Company.

The work programs at the Company’s Alaska and Nevada properties have been designed and are supervised by Dr. Russell Myers, Vice President - Exploration of Talon Gold (US) LLC (a wholly owned subsidiary of the Company responsible for carrying out the exploration programs on the Company’s Alaskan properties), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  All geochemical samples are secured and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Risk Factors

Due to the nature of the Company’s proposed business and the present stage of exploration of its Alaskan and Nevada property interests (which are primarily early stage exploration properties with no known resources or reserves), the following risk factors, among others, will apply:

Mining Industry is Intensely Competitive:  The Company’s business is the acquisition, exploration and development of mineral properties.  The mining industry is intensely competitive and the Company will compete with other companies that have far greater resources.

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  The great majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of the minerals that may be contained in any mineral deposit that may be discovered by the Company will be such that such property could be mined at a profit.

Permits and Licenses:  The operations of the Company will require licenses and permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

No Assurance of Profitability:  The Company has no history of earnings and, due to the nature of its business, there can be no assurance that the Company will ever be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is from the sale of its common shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Environmental Matters:  Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund.  The Company’s right to exploit any mining properties will be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Insufficient Financial Resources:  The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of all of its planned exploration and development programs.  The development of the Company’s properties will therefore depend upon the Company’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There can be no assurance that the Company will be successful in obtaining the required financing.  Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties.  In particular, failure by the Company to raise the funding necessary to maintain in good standing the various option and lease agreements it has entered in could result in the loss of the rights of the Company to such properties.

Foreign Counties and Regulatory Requirements:  All of the mineral properties held by the Company are located in the United States of America where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company’s business in that country.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel:  The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its Alaskan mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.  This is especially true as the competition for qualified geological, technical and mining personnel and consultants is particularly intense in the current marketplace.

Currency Fluctuations:  The Company presently maintains its accounts in Canadian and United States dollars.  The Company’s operations in the United States of America and its payment commitments and exploration expenditures under the various agreements governing its rights to the Alaskan mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results.

Price Fluctuations and Share Price Volatility:  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.

Selected Annual Information

Please see Management Discussion and Analysis for the fiscal year ended May 31, 2007.

Summary of Quarterly Results

The table below sets out the quarterly results, expressed in Canadian dollars, for the past eight quarters:

Description	August 31, 2007	May 31, 2007	February 28, 2007	November 30, 2006	August 31, 2006	May 31, 2006	February 28, 2006	November 30, 2005
Interest Income	$ 131,424	$ 89,224	63,898	69,173	26,296	6	336	1
Net loss for period	(531,244)	(2,216,684)	(4,699,290)	(1,391,652)	(358,395)	(27,171)	(21,453)	(50,664)
Per share	(0.01)	(0.32)	(0.26)	(0.08)	(0.02)	(0.01)	(0.01)	(0.008)

The variation seen over such quarters is primarily dependent upon the success of the Company’s ongoing property evaluation and acquisition program and the timing and results of the Company’s exploration activities on its current properties, none of which are possible to predict with any accuracy.  The variation in income is related to the interest earned on funds held by the Company, which is dependent upon the success of the Company in raising the required financing for its activities, which is also difficult to predict.

Results of Operations

Three months ended August 31, 2007 compared with three months ended August 31, 2006

For the three months ended August 31, 2007, the Company incurred losses of $531,244 as compared to net losses of $358,395 for the three months ended August 31, 2006.  This increase is due to a significant increase in general exploration activity following the acquisition of the Company’s Alaskan properties from AngloGold, together with other acquisitions in Alaska and Nevada, compared with relatively small exploration programs in the prior year.

General and administrative (operating) expenses for the period totalled $647,716 compared to $329,163 in 2006.  The major expense categories consisted of wages of $173,625 (2006 - $48,017), property investigations of $117,759 (2006 - $124,903l), investor relations costs of $112,065 (2006 - $17,806), professional fees of $58,535 (2006 - $36,855) and regulatory expenses of $49,304 (2006 - $6,395).  The commencement of exploration activities in Alaska and Nevada and the opening of an office in Colorado were the primary contributors to such increased expenditures.

The allocation of stock-based compensation expense to these categories is as follows:

	Before allocation	Stock-based compensation	After Allocation

Investor relations	$ 53,006	$ 59,059	$ 112,065
$ 59,059

Most other general expense categories, such as administration, amortization, insurance, and travel, all increased as a result of the costs of the AngloGold transaction and the significant new exploration activities and Company operations in Alaska on the properties so acquired, as well as with respect to additional properties acquired in Alaska and Nevada.

Liquidity and Capital Resources

As at August 31, 2007, the Company reported cash of $17,587,605 compared to $21,908,273 for the year ended May 31, 2007.  The decrease in cash was mainly due to the mineral property acquisition costs and exploration expenditures of $3,904,932.

As at August 31, 2007, the Company had working capital of $16,183,820, compared to a working capital of $21,163,884 as at May 31, 2007.  The current cash and cash equivalents are sufficient to meet the Company’s anticipated cash requirements for the fiscal year ending May 31, 2008.

The Company expects that it will operate at a loss for the foreseeable future and that it will require additional financing to fund further exploration of current mineral properties or to acquire additional mineral properties.  Historically the Company has satisfied capital requirements primarily through the issuance of equity securities and through loan(s) from directors and officers.  The Company currently has no funding commitments or arrangements for additional financing at this time (other than the potential exercise of options or warrants) and there is no assurance that the Company will be able to obtain additional financing on acceptable terms, if at all.  The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

The Company has no exposure to any asset-backed commercial paper.  Other than cash held by its subsidiaries for their immediate operating needs in Alaska and Nevada, all of the Company’s cash reserves are on deposit with a major Canadian chartered bank or invested in GIC’s or Banker’s Acceptances issued by major Canadian chartered banks.

Transactions with Related Parties

During the three-month period the Company paid $105,812 (Aug 31, 2006 - $49,468) in consulting, rent, management fees and salaries to officers, directors and companies controlled by directors of the Company, $8,370 (Aug 31, 2006 - $22,294) in rent and management fees to a company with common officers and directors and $Nil (Aug 31, 2006 - $Nil) in professional fees to a company controlled by a director of the Company.  These figures do not include stock-based compensation.

At August 31, 2007, included in accounts payable and accrued liabilities was $9,839 (Aug 31, 2006 - $536,979) owing to companies controlled by the directors of the Company.  These amounts were unsecured, non-interest bearing and had no fixed terms of repayment. Accordingly, fair value could not be readily determined.

These transactions with related parties have been valued in the Company’s financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

Although the Company is currently investigating a number of additional property acquisitions, and is entertaining proposals for the option/joint venture of one or more of its properties, as at the date of this MD&A there are no proposed transactions where the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with.

Changes in Accounting Policies, including Initial Adoption

Effective June 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments.  These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)

Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006.  This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost.  Changes in fair value are to be recognized in the statements of operations and comprehensive income.  All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item.  As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.  Any changes to the fair values of assets and liabilities prior to October 1, 2006 are recognized by adjusting opening deficit or opening accumulated other comprehensive income. All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification.

(b)

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources.  This standard requires certain gains and losses that would otherwise be recorded as part of the net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings.  This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.  The Company believes there is no material difference between comprehensive income (loss) and its net income (loss) for the period as reported.

Critical Accounting Estimates

The preparation of the Company’s financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Areas requiring the use of estimates in the preparation of the Company’s financial statements include the rates of amortization for equipment, the potential recovery of resource property interests, the assumptions used in the determination of the fair value of stock-based compensation and the determination of the valuation allowance for future income tax assets.  Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Financial Instruments and Other Instruments

The carrying values of the Company’s financial instruments, which include cash, GST recoverable, prepaid expenses and deposits, GIC’s, Banker’s Acceptances, accounts payable and accrued liabilities, and due to related parties approximate their respective fair values due to their short-term maturity.  Due to the short term of all such instruments, the Company does not believe that it is exposed to any material risk with respect thereto.

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed or submitted as part of the Company’s continuous disclosure requirements is recorded, processed, summarized and reported, within the time periods specified by applicable regulatory authorities.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Company reports is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure

Evaluation of Disclosure Controls and Procedures

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at August 31, 2007 as required by Canadian securities laws.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that, as of August 31, 2007, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

Changes in Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the three months ended August 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure of Outstanding Share Data

Shares

The authorized share capital consists of 500,000,000 common shares without par value.  As at August 31, 2007 there were 38,262,757 common shares issued and outstanding, and as at October 5, 2007 there were 38,292,548 common shares issued and outstanding.

Options

A summary of the status of the stock option plan as of August 31, 2007, and changes during the period is presented below:

	Three months ended August 31, 2007		Year ended May 31, 2007
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Options outstanding, opening:	4,313,296	$2.70	-	$ -
Granted: agent’s compensation options	-	$ -	498,748	$1.30
Granted	-	$ -	2,830,000	$2.70
Granted: agent’s compensation options	-	$ -	488,360	$2.70
Granted	-	$ -	845,000	$2.95
Exercised	(11,212)	$1.30	(348,812)	$1.30
Options outstanding, ending:	4,302,084	$2.70	4,313,296	$2.70

Stock options outstanding are as follows:

	Three months ended August 31, 2007			Year ended May 31, 2007
Expiry Date	Exercise Price	Number of Shares	Exercisable At Period End	Exercise Price	Number of Shares	Exercisable At Year End

August 4, 2008	$1.30	138,724	138,724	$1.30	149,936	149,936
January 26, 2009	$2.70	2,830,000	2,755,000	$2.70	2,830,000	2,717,500
May 9, 2009	$2.70	488,360	488,360	$2.70	488,360	488,360
May 23, 2009	$2.95	845,000	845,000	$2.95	845,000	845,000
		4,302,084	4,227,084		4,313,296	4,200,796

Warrants

Warrant transactions are summarized as follows:

	Three months ended August 31, 2007		Year ended May 31, 2007
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Warrants exercisable, beginning of period	15,070,208	$2.04	1,000,000	$0.26
Issued – non-brokered private placement	-	-	3,999,855	$1.00
Issued – brokered private placement	-	-	2,799,802	$1.50
Issued – agent commission	-	-	174,560	$1.50
Issued – non-brokered private placement	-	-	1,200,000	$3.00
Issued – brokered private placement			6,104,500	$3.00
Issued – agent commission	-	-	212,242	$3.00
Exercised	(7,316)	-	(420,751)	$(1.22)
Warrants exercisable, end of period	15,062,892	$2.04	15,070,208	$2.04

Warrants outstanding are as follows:

	Three months ended August 31, 2007		Year ended May 31, 2007
Expiry date	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price

October 21, 2007	950,000	$0.26	950,000	$0.26
August 4, 2008	3,891,743	$1.00	3,891,743	$1.00
August 4, 2008	2,656,020	$1.50	2,656,020	$1.50
August 4, 2008 – commission warrants	48,387	$1.50	55,703	$1.50
May 9, 2009	7,304,500	$3.00	7,304,500	$3.00
May 9, 2009 – commission warrants	212,242	$3.00	212,242	$3.00
Warrants exercisable, end of period	15,062,892	$2.04	15,070,208	$2.04

Disclosure with Respect to Management Compensation

As required by TSXV Policy, the Company provides the following disclosure with respect to management compensation:

1.

During the quarter the Company did not make, directly or indirectly, any standard compensation arrangements with directors and officers of the Company for their services as directors or officers of the Company or any of its subsidiaries, or in any other capacity.

2.

During the quarter the Company did not make any other arrangements under which directors and officers were directly or indirectly compensated for their services as directors and officers of the Company or any of its subsidiaries, or in any other capacity, from the Company or its subsidiaries.

3.

During the quarter the Company did not enter into any arrangement relating to severance payments to be paid to directors or officers of the Company or its subsidiaries.

Additional Sources of Information

Additional disclosures pertaining to the Company, including its most recent financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.ithmines.com.  Readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.